03000768

No Act
P.E. ~~1-3-06~~
1-3-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

January 6, 2003

Act Securities Exchange Act of 1934
Section 11A
Rule 11Ac1-1 ; 11Ac1-4
Public Availability 1-6-03

PROCESSED
JAN 17 2003
THOMSON FINANCIAL

John M. Schaible
President
NexTrade Holdings, Inc.
301 S. Missouri Avenue
Clearwater, FL 33756

Dear Mr. Schaible:

In your letter dated January 3, 2003, you represent that NexTrade may determine to operate as an electronic communications network ("ECN") in Nasdaq securities pursuant to the rules of one or more national securities exchanges or national securities associations (collectively, "SROs"). Therefore, you request that the Division of Market Regulation ("Division") advise NexTrade that:

1. The Trading System operated by NexTrade is an ECN as that term is defined in the amendments to the Quote Rule ("ECN Amendment") and Limit Order Display Rule (cumulatively, "Order Execution Rules"); and

2. NexTrade would be in compliance with the requirements applicable to the ECN Display Alternative with respect to any Nasdaq security for which a linkage between NexTrade and the SRO is operational and NexTrade provides access to certain orders pursuant to the terms of ECN Display Alternative.

You also request that the Division represent that, upon compliance by NexTrade with the ECN Display Alternative, the Division would not recommend that the Securities and Exchange Commission ("Commission") take enforcement action against any OTC market maker or exchange market maker as defined in the Order Execution Rules, for entry of orders into the System without modifying their public quotations in compliance with the ECN Amendment.

In your letter, you represent that:

1. The Trading System is an ECN within the meaning of the Order Execution Rules;

2. NexTrade will satisfy each of the ECN Display Alternative requirements in connection with any instance with which it operates as an ECN pursuant to the rules of an SRO;

3. NexTrade has sufficient capacity to handle the volume of trading reasonably anticipated to be conducted in NexTrade; NexTrade will conduct periodic reviews and testing to: (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risks of system failures and threats to system integrity; and

4. NexTrade has put in place and will maintain procedures to ensure that only designated personnel have access to the System. Those designated personnel will keep all trading information entered into NexTrade confidential, and will not use such information for trading in NexTrade's proprietary account, its customers' accounts, or their own personal trading accounts. In addition, the operation of the Trading System will be kept separate from other business of NexTrade.

Response:

On the basis of the representations contained in your letter, the Division confirms that NexTrade is an "electronic communications network" ("ECN") as defined in the Order Execution Rules. The Division also preliminarily believes that NexTrade will be in compliance with the requirements applicable to the ECN Display Alternative set forth in the ECN Amendment with respect to Nasdaq securities for which a linkage between NexTrade and the SRO is operational.[1] Accordingly, the Division will not recommend that the Commission take enforcement action against any OTC market maker or exchange market maker as defined in the Order Execution Rules, if they enter orders into NexTrade without modifying their public quotations in compliance with the Order Execution Rules.

The Division conditions its position on: (1) the continuing accuracy of the representations NexTrade has made; (2) compliance by NexTrade with the terms of previous no-action letters issued to NexTrade; (3) compliance by NexTrade with applicable SRO rules, including any additional requirements applicable to ECNs; and (4) compliance by NexTrade with restrictions regarding ECN access fees set forth in previous no-action letters. The Division further conditions its position on NexTrade providing response times for orders entered into NexTrade through access to the SRO that are no slower than the response time NexTrade offers to subscribers who enter orders directly into NexTrade and in any event not more than a few seconds.

The Division notes that compliance with the ECN Amendment depends in many respects on the practical effect of the operational conditions established by NexTrade and the manner of the operation of the linkage between NexTrade and the SRO. Therefore, the Division is limiting its assurances regarding compliance with the ECN Amendment

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1 This determination does not apply to securities for which a linkage between NexTrade and the SRO is not operational.

and the ECN Display Alternative and the Division's no-action relief to the period ending July 6, 2003. The Division will consider extending its position prior to that date, based on experience with the operation of the Display Alternative.

The Division further conditions its position on NexTrade providing brokers access via either an SRO or the telephone for a charge of no more than the fee NexTrade charges a substantial proportion of its existing broker-dealer subscribers, and in any event, no more that $0.009 per share, plus any fees charged to NexTrade by an SRO for such trades and plus any applicable transaction fee payable pursuant to Section 31 of the Exchange Act.

This no-action position regards enforcement action under Section 11A of the Exchange Act only, and does not express any legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This position is based solely on the representations you have made and is strictly limited to the current operation of NexTrade as described in your letter. Any different facts or conditions, including but not limited to, modifications or revisions to, or expansion of services provided by, NexTrade, may require a different response. In addition, the Division may request additional representations from you regarding the operation of NexTrade. This position is subject to changes in current law, regulation, and interpretations; any change may require the Division to reevaluate and withdraw or modify this position.

Sincerely,

Robert Colby

Robert L.D. Colby
Deputy Director